UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EPAM SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29414B 104
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29414B 104

1	Names of Reporting Persons
Arkadiy Dobkin
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ] Not applicable
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,221,985 (1)
	6	Shared Voting Power
513,400
	7	Sole Dispositive Power
2,221,985 (1)
	8	Shared Dispositive Power
513,400
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,735,385
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
5.4%(2)
12	Type of Reporting Person (See Instructions)
IN

(1)	The aggregate amount of shares of common stock beneficially owned is reported as of December 31, 2016 pursuant to the requirements of Rule 13d-1(d).

(2)
Based on 51,035,929 shares of the common stock of EPAM Systems, Inc. (the “Issuer”) outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 9, 2016.

Item 1.
(a)    Name of Issuer:
EPAM Systems, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
41 University Drive
    Suite 202
    Newtown, Pennsylvania 18940
Item 2.

(a)	Name of Person Filing:
Arkadiy Dobkin

(b)	Address of Principal Business Office or, if None, Residence:
c/o EPAM Systems, Inc.
41 University Drive
Suite 202
Newtown, Pennsylvania 18940

(c)	Citizenship:
United States of America

(d)	Title and Class of Securities:
Common Stock, par value $0.001 per share

(e)	CUSIP No.:
29414B 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership

(a)	Amount Beneficially Owned: 2,688,119
As of December 31, 2016, the reporting person beneficially owned 2,735,385 shares of common stock of the Issuer, (i) 2,221,985 shares of which were held directly by the reporting person and (ii) 513,400 shares of which were held by the Arkadiy Dobkin GST Exempt Grantor Trust (the “Grantor Trust”) for the benefit of the Mr. Dobkin’s children, for which Mr. Dobkin’s spouse acts as the trustee. Mr. Dobkin may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the 513,400 shares held by the Grantor Trust and identified as beneficially owned by him above. The reporting person disclaims beneficial ownership of the securities held by the Grantor Trust except to the extent of his pecuniary interest therein.
(b)    Percent of Class:     5.4%*
* Based on 51,035,929 shares of the common stock of EPAM Systems, Inc. (the “Issuer”) outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 9, 2016.
(c)    Number of shares as to which such person has as of December 31, 2016:
(i)    Sole power to vote or to direct the vote:        2,221,985 (1)
(ii)    Shared power to vote or to direct the vote:        513,400

(iii)	Sole power to dispose or to direct the disposition of: 2,221,985 (1)

(iv)	Shared power to dispose or to direct the disposition of: 513,400

(1)	The aggregate amount of shares of common stock beneficially owned is reported as of December 31, 2016 pursuant to the requirements of Rule 13d-1(d).
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

/s/ Arkadiy Dobkin
Arkadiy Dobkin
Name/Title